SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GLOBAL MED TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))
Atlas Acquisition Corp.
Haemonetics Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share, and
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

37935E101
(CUSIP Number of Class of Securities)

Brian P. Concannon
President and Chief Executive Officer
Haemonetics Corporation
400 Wood Road
Braintree, Massachusetts 02184
(781) 848-7100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

James S. O’Shaughnessy, Esq.
General Counsel	Lisa R. Haddad, Esq.
Haemonetics Corporation	Goodwin Procter LLP
400 Wood Road	53 State Street
Braintree, Massachusetts 02184	Boston, Massachusetts 02109
(781) 848-7100	(617) 570-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock and Series A Convertible Preferred Stock of Global Med Technologies, Inc., a Colorado corporation (“Global Med”), by Atlas Acquisition Corp., a Colorado corporation and a wholly owned subsidiary of Haemonetics Corporation, a Massachusetts corporation (“Haemonetics”). A copy of a press release announcing the execution of a definitive merger agreement under which Haemonetics will acquire Global Med, which was released by Haemonetics and Global Med on February 1, 2010, is attached as Exhibit 99.1. A copy of an employee announcement distributed by Haemonetics to its employees on February 1, 2010 is attached as Exhibit 99.2. A copy of a fact sheet prepared by Haemonetics entitled “Acquisition of Global Med Technologies” is attached as Exhibit 99.3. A copy of a form of letter to Haemonetics customers is attached as Exhibit 99.4. A copy of a document entitled “Customer Talking Points” is attached as Exhibit 99.5.
Important Additional Information Will Be Filed with the Securities and Exchange Commission
     THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. ATLAS ACQUISITION CORP.’S TENDER OFFER FOR THE SHARES OF GLOBAL MED’S CAPITAL STOCK HAS NOT COMMENCED. THE SOLICITATION AND THE OFFER TO BUY SHARES OF GLOBAL MED’S CAPITAL STOCK WILL ONLY BE MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING AN OFFER TO PURCHASE AND OTHER RELATED MATERIALS THAT ATLAS ACQUISITION CORP. INTENDS TO FILE WITH THE SEC. GLOBAL MED WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9. ONCE FILED, GLOBAL MED STOCKHOLDERS SHOULD READ ALL OF THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
     ONCE FILED, GLOBAL MED STOCKHOLDERS WILL BE ABLE TO OBTAIN THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER, FREE OF CHARGE AT THE WEBSITE OF THE SEC AT www.sec.gov, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR BY SENDING A WRITTEN REQUEST TO ATLAS ACQUISITION CORP. REQUESTS FOR DOCUMENTS FROM ATLAS ACQUISITION CORP. OR HAEMONETICS CORPORATION SHOULD BE SUBMITTED IN WRITING TO: HAEMONETICS CORPORATION, ATTN: INVESTOR RELATIONS, 400 WOOD ROAD, BRAINTREE, MASSACHUSETTS 02184. IN ADDITION, HAEMONETICS CORPORATION AND GLOBAL MED EACH FILE ANNUAL, QUARTERLY AND OTHER REPORTS WITH THE SEC. COPIES OF THESE REPORTS OR OTHER SEC FILINGS ARE AVAILABLE FOR FREE AT THE SEC PUBLIC REFERENCE ROOM AT 100 F STREET, NE, WASHINGTON, DC 20549 AND www.sec.gov.